

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Thomas Guerriero
President and Chief Executive Officer
Oxford City Football Club, Inc.
10 Fairway Drive, Suite 302
Deerfield Beach, FL 33441

> **Re: Oxford City Football Club, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 6, 2015**
> **File No. 000-54434**

Dear Mr. Guerriero:

We have reviewed your response to our letter dated July 2, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Effect of the Reverse Split

1. We note your response to prior comment 1. Please disclose the reasons underlying the Board of Directors determination not to make proportionate reductions in the number of outstanding shares of Series B Convertible Preferred Stock. Please also tell us whether there are any state law or charter provisions that would prevent the company from making proportionate reductions to the Series B Convertible Preferred Stock.

2. Please revise your disclosure to clarify that existing common stockholders will have their proportionate ownership interest on a fully diluted basis reduced from approximately 80% of the outstanding shares of common stock to less than 1% of the outstanding shares of common stock. Please also clarify that the reverse stock split will disproportionately benefit the company's CEO, Mr. Guerriero, due to his ownership of almost all of the outstanding Series B Convertible Preferred Stock.

3. Please provide an analysis whether any provision of the Florida Business Corporations Act or your amended articles of incorporation requires that holders of your Common

Stock or holders of your Series A Convertible Preferred Stock vote as separate voting groups to approve the reverse stock split. In this regard, we note your revised disclosure that, after giving effect to the reverse stock split, the shares issuable to holders of your Series B Convertible Preferred Stock represent approximately 99% of the outstanding shares of common stock.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Scott Doney, Esq.
The Doney Law Firm